
07006636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 350
(No. and Street)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

Chicago (City) IL (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen 312.521.1000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 29 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James V. Lorentsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Performance Trust Capital Partners, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title


"OFFICIAL SEAL"
DAVID F. WILDING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/31/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Performance Trust Capital Partners, LLC (successor to Performance Trust Capital Partners, Inc.)

Financial Report

December 31, 2006

This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (successor to Performance Trust Capital Partners, Inc.) (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Performance Trust Capital Partners, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
March 21, 2007

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	240,985
Due from clearing brokers and futures commission merchants		3,431,329
Securities owned, at market value		17,283,216
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $1,278,391		395,376
Prepaid expenses and other assets		880,048
Total assets	**$**	**22,230,954**
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	15,900,821
Accounts payable, accrued compensation, payroll taxes, other accrued expenses and liabilities		2,249,453
Total liabilities		**18,150,274**
Commitments and contingent liabilities		
Member's equity		4,080,680
Total liabilities and member's equity	**$**	**22,230,954**

The accompanying notes are an integral part of these financial statements.

Performance Trust Capital Partners, LLC

Statement of Operations
Year Ended December 31, 2006

Revenue:	
Principal trading income	$ 15,995,684
Interest income	1,777,236
Other income	220,315
	17,993,235
Expenses:	
Employee compensation and benefits	11,110,880
Interest	1,737,991
Communications and data processing	1,263,322
Occupancy and equipment	1,219,518
Professional fees	797,186
Clearing fees	258,390
Other expenses	1,357,176
	17,744,463
Net income	$ 248,772

The accompanying notes are an integral part of these financial statements.

Performance Trust Capital Partners, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2006

	Class A Common Stock	Member's Equity	Retained Earnings	Total
Balance, January 1, 2006	$ 672,405	$ -	$ 4,233,503	$ 4,905,908
Distributions to stockholders	-	-	(1,074,000)	(1,074,000)
Net effect of reorganization	(672,405)	(419,320)	(3,408,275)	(4,500,000)
Member contributions	-	4,500,000	-	4,500,000
Net income	-	-	248,772	248,772
Balance, December 31, 2006	**$ -**	**$ 4,080,680**	**$ -**	**$ 4,080,680**

The accompanying notes are an integral part of these financial statements.

Performance Trust Capital Partners, LLC

Statement of Cash Flows
Year Ended December 31, 2006

Cash Flows From Operating Activities	
Net income	$ 248,772
Adjustments to reconcile net income to net cash (used in) operating activities:	
Change in unrealized (gain)/loss on securities owned	43,948
Depreciation	175,399
Change in operating assets and liabilities:	
(Increase) decrease in operating assets:	
Due from clearing brokers and futures commission merchants	(2,506,372)
Securities owned	17,871,175
Prepaid expenses and other assets	(766,718)
Increase (decrease) in operating payables:	
Securities sold under agreements to repurchase	(17,278,697)
Payable to broker-dealers	(1,362,036)
Accounts payable, accrued compensation, payroll taxes, other accrued expenses and other liabilities	1,429,807
Net cash used in operating activities	**(2,144,722)**
Cash Flows From Financing Activities	
Distributions to stockholders	(1,074,000)
Member contributions	4,500,000
Distribution of cash in reorganization	(1,534,171)
Payments on capital lease obligations	(86,110)
Net cash provided by financing activities	**1,805,719**
Net (decrease) in cash	**(339,003)**
Cash:	
Beginning of year	579,988
End of year	$ 240,985

(continued)

Performance Trust Capital Partners, LLC

Statement of Cash Flows (continued)
Year Ended December 31, 2006

Supplemental Disclosure of Cash Flow Information	
Interest paid	$ 1,785,373
Supplemental Schedule of Noncash Financing Activities	
Noncash assets distributed in reorganization	
Cash	$ 1,534,171
Securities owned	2,996,600
Other receivables	505,229
Accrued liabilities	(536,000)
Net assets	4,500,000
Net effect of reorganization	$ 4,500,000

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Performance Trust Capital Partners, LLC (the "Company"), is an Illinois limited liability company formed on December 29, 2006 and is a wholly-owned subsidiary of PT Financial, LLC. The Company's predecessor, Performance Trust Capital Partners, Inc., was formed on March 2, 1994. On December 29, 2006, Performance Trust Capital Partners, Inc. reorganized and changed its form of ownership and its direct ownership in a series of transactions. For more information on these transactions, see Note 13.

The Company was formed for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Securities owned: Securities owned are valued at market, or at amounts that approximate fair value with the resulting net unrealized gains and losses included in earnings of the current period. The Company uses quotations, where available, to estimate the fair value of these securities. Where current quotations are not available, the Company estimates fair value based on the present value of anticipated future cash flows, assuming market discount rates of securities with similar terms and credit quality.

Repurchase agreements: Sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated using accelerated or straight-line methods over estimated useful lives. Leasehold improvements are depreciated on the straight-line method over the lesser of the estimated useful lives or the lease term.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Income taxes: As an LLC, the Company allocates taxable income to its member based on its ownership of the Company's units. Therefore, the financial statements covered do not include a provision for federal income taxes.

New accounting pronouncements: In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on financial statements to be issued in subsequent periods.

Note 2. Due from Clearing Brokers and FCMs

Due from clearing brokers and futures commission merchants at December 31, 2006, were as follows:

Due from clearing brokers	$ 2,575,787
Deposit at clearing broker	100,000
Due from futures commission merchants	190,726
Bond interest and principal receivable	564,816
	$ 3,431,329

Note 3. Securities Owned

Securities owned, at market value at December 31, 2006, are summarized as follows:

Mortgage-backed securities	$ 16,018,627
State and municipal obligations	1,227,854
U.S. Treasury futures contracts, net	36,735
	$ 17,283,216

Note 4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2006, were as follows:

Leasehold improvements	$ 195,175
Furniture and equipment	1,478,592
	1,673,767
Less accumulated depreciation	1,278,391
	$ 395,376

Note 5. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a market value of approximately $15,900,000 at December 31, 2006. The Company reports the securities it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell the securities and the Company can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

Note 6. Derivatives, Hedging and Other Receivables

The Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments. The Company uses exchange traded futures and options contracts that contain varying degrees of off-balance-sheet risk. The Company does not expect any material losses relating to such derivative instruments that would not be offset with corresponding gains on securities hedged. Net gains on derivative instruments were $570,682 in 2006 and are included in principal trading income. At December 31, 2006, derivatives consist of financial futures contracts to purchase $2,000,000 of two-year U.S. Treasury notes, $6,000,000 of five-year U.S. Treasury notes and $1,000,000 of ten-year U.S. Treasury notes. The fair value of these financial futures contracts, included in securities owned, at market value on the statement of financial condition, was an unrealized profit of $36,735 at December 31, 2006.

The Company also enters into transactions involving mortgage-backed "to-be-announced" securities (TBAs). TBAs provide for the forward settlement of the underlying instruments. The credit risk for TBAs is limited to the unrealized market valuation gains recorded. At December 31, 2006, the Company had no outstanding TBA positions.

Note 7. Retirement Plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Company contributions are charged to expense and are made at the discretion of the Board of Directors. Eligible employees may also contribute amounts to the plan subject to the applicable 401(k) limitations. There was no profit sharing plan expense in 2006.

Note 8. Related Party Transactions

The Company has an Expense Sharing, Licensing and Service Fee Agreement ("Agreement") with Performance Trust Investment Advisors, LLC ("PTIA"). The Company and PTIA, a registered investment advisor, share common and identical ownership. The Company recorded $271,800 in rent expense under various furniture and equipment operating leases with PTIA. Throughout the year, PTIA and the Company borrow from each other, as necessary. At December 31, 2006, PTIA owed the company $524,564, which is included in prepaid expenses and other assets in the statement of financial condition.

At December 31, 2006, Performance Trust Insurance Group, LLC ("PTIG"), which is owned by individuals who indirectly own a majority interest in the Company, owed the Company $139,962 which is included in prepaid expenses and other assets in the statement of financial condition.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $2,092,568, which was $1,962,188 in excess of its required net capital of $130,380. The Company's net capital ratio was 0.93 to 1.

Note 10. Fair Values of Financial Instruments

The Company's financial instruments are carried at fair value or at amounts that approximate fair value. Cash and accrued interest receivable are generally short-term and are typically liquidated at their carrying values. Securities owned are carried at fair value. Repurchase agreements are carried at contract amounts plus accrued interest that approximate fair value due to their variable rates and short maturity. Derivative instruments are carried at fair value.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Note 11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash at December 31, 2006 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 12. Commitments and Contingent Liabilities

The Company has an office lease that expires on May 31, 2013 with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent and its proportionate share of the building's real estate taxes and operating expenses. The Company accounts for office rent expense on the straight-line basis over the noncancelable term of the lease. Deferred rent payments, included in other liabilities on the statement of financial condition, were $293,756 at December 31, 2006.

Year ending December 31:		
2007	$	475,027
2008		482,866
2009		490,855
2010		499,208
2011		507,710
Thereafter		735,248
	$	3,190,914

The Company is required to maintain a $100,000 deposit with its clearing broker-dealer.

Note 13. Member's Equity and Reorganization

The Company is 100% owned by PT Financial, LLC, an Illinois limited liability company organized to function primarily as a holding company. The Company was formed in 2006 with an initial capital contribution from PT Financial, LLC of $4,500,000. The Company is a successor to Performance Trust Capital Partners, Inc. ("PTCP, Inc.") which reorganized its ownership structure in 2006 in a series of transactions. On December 29, 2006, PTCP, Inc. contributed certain assets and transferred certain liabilities to PT Financial, LLC which directed the respective assets be contributed and the liabilities be transferred to the Company in exchange for Class A Member units of PT Financial, LLC.

The change in the form of ownership and company structure did not change the activities, management or primary control of the broker-dealer and was approved by the NASD as a succession by amendment. Consequently, the financial statements for PTCP, LLC include the results of PTCP, Inc. from January 1, 2006 to December 29, 2006.

Note 14. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Performance Trust Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2006

		Schedule I
Total member's equity	$	4,080,680
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net of capitalized lease obligations		(395,376)
Petty cash, prepaid expenses and other assets		(883,939)
Net capital before haircuts on securities positions		2,801,365
Haircuts on securities and other charges:		
Commodity futures contracts and spot commodities		(75,000)
Other deductions		(52,286)
Collateralized mortgage obligations and mortgage-backed securities		(507,840)
State and municipal obligations		(73,671)
		(708,797)
Net capital	$	2,092,568
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$	(408,994)
Accrued compensation, payroll taxes, accrued expenses, and other liabilities		(1,546,703)
Total aggregate indebtedness	$	(1,955,697)
Ratio: Aggregate indebtedness to net capital		0.93 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000)	$	130,380
Net capital		2,092,568
Excess net capital	$	1,962,188
Statement pursuant to Paragraph (d)(4) of Rule 17a-5:		
Reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2006:		
Net capital as reported in the Company's Part II unaudited FOCUS report	$	2,321,352
Client journal entries - reorganization		(228,784)
Net capital, per above	$	2,092,568

Performance Trust Capital Partners, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2006

Schedule II

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2006

Schedule III

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Performance Trust Capital Partners, LLC (successor to Performance Trust Capital Partners, Inc.) (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
March 21, 2007

END